Exhibit 12.1

EQT MIDSTREAM PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(Thousands)
Earnings:
Income from continuing operations before income taxes	$245,229	$212,679	$130,306	$86,485	$53,236
Plus: Fixed charges	33,121	2,429	5,128	6,168	5,608
Minus: Capitalized interest	(1,831)	(442)	(1,858)	(758)	(45)
Total earnings	$276,519	$214,666	$133,576	$91,895	$58,799

Fixed charges:
Interest expense, excluding capital lease interest expense	$10,968	$829	$2,944	$5,050	$5,164
Interest expense, capital lease	19,888	843	—	—	—
Plus: Capitalized interest	1,831	442	1,858	758	45
Plus: Estimated interest component of rental expense	434	315	326	360	399
Total fixed charges	$33,121	$2,429	$5,128	$6,168	$5,608

Ratio of earnings to fixed charges	8.3x	88.4x	26.1x	14.9x	10.5x

(1)
Earnings included in the calculation of this ratio consist of (i) income from continuing operations before income taxes, plus (ii) fixed charges and minus (iii) capitalized interest (allowance for borrowed funds used during construction). Fixed charges included in the calculation of this ratio consist of (i) interest expense, plus (ii) capitalized interest (allowance for borrowed funds used during construction) and (iii) the estimated interest portion of rental expense.